                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE - No. 5-10

    July 12, 2010

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 3,647,334 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit (originally announced in News Release No. 4-10 dated June 10, 2010).  One full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant which expires July 8, 2012.  The units (3,647,334 shares and 1,823,668 warrants) have been issued and are subject to a hold period until November 9, 2010.  A cash finder’s fee of $3,000 was paid to Raymond James Ltd. in relation to the placement of 200,000 of the units.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.

The Company’s current exploration efforts are focused on the Milagro, Nora, Cinchado and Milagro Pampa Projects where roads and drill pads are being constructed in preparation for a drilling program to test multiple gold targets for Carlin-style ore bodies.  All four projects are situated within SAMEX's large Los Zorros property holding (approx. 80 square kilometers) which covers an old mining district of numerous small, gold, silver and copper mines and showings.  The property is favorably located 60 kilometers south of the mining town of Copiapo, Chile and seven kilometers east of the Pan American highway.

The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity. This intrusive activity likely spawned the significant gold-mineralized areas currently being prepared for drilling, and many outlying occurrences yet to be systematically explored by SAMEX including: La Florida and Lora Southeast  (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).

The geologic setting, mineralization and alteration features at the Los Zorros Property are similar to those associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features may be associated with multiple precious metal deposits and are the focus of the Company’s current exploration.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.